UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 4, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):}

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs Announces Results for the

Second Quarter ended on June 30, 2021(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation is a milestone with the aim of becoming one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2021

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, August 4, 2021

During the 2Q2021, total comprehensive income amounted to Ps. 3,391 million, or Ps. 4.50 per share (Ps. 22.52 per ADS), compared to total comprehensive income of Ps. 2,612 million, or Ps. 3.43 per share (Ps. 17.14 per ADS) for the second quarter ended on June 30, 2020 (2Q2020).

Operating profit for 2Q2021 amounted to Ps. 6,204 million, a decrease of Ps. 566 million compared to 2Q2020. This variation was mainly due to:

➢Lower revenues from the Natural Gas Transportation segment of Ps. 2,376 million due to lack of tariffs adjustment since April 2019;

➢Operating costs and administrative and commercialization expenses, excluding depreciation, increased by Ps. 2,186 million compared to 2Q2020; and

➢Depreciation increased by Ps. 94 million,

➢Higher revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) and Other Services segments amounting Ps. 3,955 million and Ps. 192 million, respectively, partially offset the decreases mentioned above.

Financial results recorded a positive variation of Ps. 3,671 million.

The income tax expense rose by Ps. 2,308 million.

(1)The financial information presented in this press release is based on consolidated interim financial statements presented in constant Argentine pesos as of June 30, 2021 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

2Q2021 highlights and subsequent events

➢On June 2, 2021, the National Gas Regulatory Body ("ENARGAS") issued Resolution No. 149/2021 (the "Resolution 149") approving a Transitional Tariff Regime (the "Transitional Regime") for tgs effective as of that date. The Transitional Regime: (i) does not grant a transitory tariff increase for the Company, but rather states that current tariff charts in place since April 1, 2019 remain unchanged; (ii) states that from its effective date - and until the Final Renegotiation Agreement is in force - ENARGAS may adjust tgs' tariffs starting April 1, 2022; (iii) it does not establish a mandatory investment plan for tgs and, (iv) it prohibits the distribution of dividends, any early cancellation of financial and commercial debts contracted with shareholders, as well as the acquisition of other companies or granting of loans.

➢In July 2021, in order to protect the interests of its shareholders, tgs filed administrative claims to the Executive Branch, the National Ministry of Economy and ENARGAS challenging and requesting the nullity of the different regulations provided in the Transitional Regime.

➢During June 2021, the Company purchased its own notes for a nominal value of US$ 2,030,000.

COVID-19 and the measures adopted

On July 9, 2021, the Executive Branch issued the Presidential Decree No. 455/2021, which extended the Presidential Decree No. 287/2021 that was published on May 1, 2021. Such decree establishes an "epidemiological traffic light" that allows provincial authorities to define pertinent sanitary restrictions to preserve the sanitary situation in their provinces.

These measures will remain in effect until August 6, 2021, implying that tgs will have to readjust its operations again to continue to provide its services and execute essential works to operate the facilities.

Considering our current financial position and measures taken previously, we estimate that we will have sufficient resources to meet the current working capital needs, finance capital expenditures and pay off short-term financial debt obligations without incurring in any additional debt.

Despite the aforementioned measures, the extent and duration of these developments remain uncertain and could impact the operating results, cash flow and financial condition, but will depend on the severity of the health emergency and the success of the government’s measures adopted thus far as well as any future ones.

Analysis of the results

Total revenues added to Ps. 17,875 million in 2Q2021, a Ps. 1,771 million increase compared to Ps. 16,104 million in 2Q2020.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 2Q2021 and 2Q2020 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, increased by approximately Ps. 2,186 million in 2Q2021 compared to 2Q2020. This variation is mainly explained by higher: (i) natural gas costs (higher prices denominated in US dollars, partially offset by the inflation restatement effect in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29")), (ii) operating costs, and (iii) taxes, fees and contributions (due to higher export taxes, partially offset by lower turnover tax). These effects were partially offset by the positive effect of lower doubtful accounts provisions.

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 2Q2021, financial results recorded a positive variation of Ps. 3,671 million compared to 2Q2020. This variation is mainly due to: (i) lower negative exchange difference (as a result of the lower net liability position in foreign currency during 2Q2021 and lower devaluation of the Argentine peso against the US dollar), (ii) higher RECPAM due to the effect of the increase in the Consumer Price Index (“CPI”), (iii) lower interest expense generated by liabilities in nominal terms, (iv) higher interest generated by assets, and (v) lower losses from derivative financial instruments. These effects were partially offset by the loss recorded from the repurchase of notes.

The income tax charge rose by Ps. 2,308 million, mainly as a result of the increase in the applicable rate following the amendments introduced by Law No. 27,630, enacted in June 2021, which provides a progressive increase in the applicable rate to 35% in the case of taxable income above Ps. 50 million.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Analysis of operating profit by business segment

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 2,436 million.

Natural gas transportation revenues accounted for approximately 28% and 46% of total revenues in 2Q2021 and 2Q2020, respectively.

Revenues from this segment derive mainly from firm natural gas transportation contracts, which represented approximately 84% and 83%, respectively, of the total revenues of this segment in 2Q2021 and 2Q2020.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Operational information

3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Bcf/day
86%
84%
82%
80%
78%
76%
74%
72%
2Q2017
2Q2018
2Q2019
2Q2020
2Q2021

	2Q2017	2Q2018	2Q2019	2Q2020	2Q2021
% revenues Firm natural gas transportation contracts	77%	83%	81%	83%	84%
Average firm contracted capacity	2,78257	2,87185	2,91768	2,91768	2,91903
Average Daily Deliveries	2,53223	2,65629	2,41339	2,20574	2,46728

This business segment, subject to ENARGAS regulation, received its last tariff adjustement on April 1st, 2019, following Resolution No. 192/2019 (2).

The decrease in operating profit was mainly related to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the inflation restatement effect under IAS 29.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 62% and 44% of total revenues in 2Q2021 and 2Q2020, respectively. During 2Q2021, production reached 280,852 short tons (12,578 short tons below 2Q2020).

Operating profit before depreciation in this business segment in 2Q2021 was Ps. 1,831 million above 2Q2020, reaching Ps. 4,411 million (compared to Ps. 2,580 million in 2Q2020). This variation stems from an increase in revenues of Ps. 3,955 million, which was partially offset by: (i) an increase in natural gas processing costs (mainly due to the effect of the higher U.S. dollar-denominated price) of Ps. 1,660 million, (ii) higher operating expenses of Ps. 323 million, and (iii) higher export withholding tax charge of Ps. 136 million. These effects were partially offset by the recovery in the allowance for doubtful accounts of Ps. 55 million (compared to a charge of Ps. 41 million in 2Q2020).

      (2) For further information, see “2Q2021 highlights and subsequent events” in this Report.

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Liquids revenues were Ps. 11,108 million in 2Q2021, Ps. 3,955 million higher than 2Q2020. This was mainly due to higher international reference prices for natural gasoline and LPG amounting to Ps. 3,816 million, combined with the increase in the nominal variation of the exchange rate in U.S. dollar-denominated revenues of Ps. 1,525 million, the increase in ethane volumes sold of Ps. 1,194 million and higher subsidies of Ps. 480 million.

These effects were partially offset by the impact of the IAS 29 restatement of Ps. 1,939 million,

and the lower volume of natural gasoline and LPG exports of Ps. 1,657 million.

Total volumes dispatched recorded an increase of 6%, or 18,929 short tons, compared to 2Q2020, mainly due to higher quantities of ethane and LPG in the domestic market, which were partially offset by a decrease in the exported quantities.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 9% of our total revenues in 2Q2021 and 2Q2020.

Operating profit before depreciation increased by Ps. 132 million (or 15%) mainly as a result of the increase in revenues in 2Q2021, which was partially offset by an increase decrease in operating costs by Ps. 63 million.

The increase in revenues was mainly due to: (i) the nominal effect of the exchange rate on U.S. dollar-denominated sales of Ps. 289 million, (ii) more natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 198 million, and (iii) more natural gas compression services of Ps. 107 million. These effects were partially offset by the impact of the restatement according to IAS 29 of Ps. 409 million, less steam generation services of Ps. 25 million, and operation and maintenance of Ps. 19 million.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Financial position analysis

Net debt

As of June 30, 2021, our net debt amounted to Ps. 18,949 million compared to Ps. 29,201 million as of December 31, 2020 (in both cases, net of the repurchased notes). Our total net financial debt is denominated in US dollars for both dates (which is shown in pesos in the table below).

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2021 and 2Q2020 was as follows:

Below is a reconciliation of the free cash flows for the 2Q2021 and 2Q2020:

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

During 2Q2021, cash flow generated by the operating activities amounted to Ps. 3,529 million, Ps. 5,694 million below 2Q2020, mainly due to the increase in working capital, higher income tax payments and lower collections received from derivative financial instruments.

Cash flow (used in) / generated by investing activities amounted to Ps. 3,303 million in 2Q2021, compared to a cash flow of Ps. 2,226 million in 2Q2020, mainly due to the payment for the acquisition of financial assets not considered cash equivalents made during 2Q2021. In addition, payments for PPE acquisition decreased by Ps. 193 million.

Finally, cash flow used for financing activities decreased by Ps. 132 million. During 2Q2020, Ps. 456 million in treasury shares were repurchased (no repurchases were made in 2Q2021). Similarly, Ps. 324 million of notes were repurchased in 2Q2021.

2Q2021 earnings conference call

We invite you to participate in the conference call to discuss this 2Q2021 announcement on Thursday August 5, 2021 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To participate in the conference call, please dial +1-877-407-9210 from USA, and for international calls dial +1-201-689-8049, preferably 5 minutes before starting time. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
2Q2021					
Revenues	10,994	22,040	3,132	192	36,358
Operating profit before depreciation	6,627	10,862	2,129	49	19,667
Depreciation	(2,900)	(253)	(778)	-	(3,931)
Operating profit	3,727	10,609	1,351	49	15,736
2Q2020					
Revenues	16,027	16,456	2,572	300	35,356
Operating profit before depreciation	11,111	5,781	1,576	68	18,536
Depreciation	(2,735)	(236)	(756)	-	(3,726)
Operating profit	8,376	5,545	820	69	14,810

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
1S2021					
Revenues	5,087	11,108	1,584	96	17,875
Operating profit before depreciation	2,743	4,411	1,013	17	8,185
Depreciation	(1,464)	(125)	(392)	-	(1,982)
Operating (loss) / profit	1,279	4,286	621	17	6,204
1S2020					
Revenues	7,463	7,153	1,376	112	16,104
Operating profit before depreciation	5,179	2,580	860	38	8,658
Depreciation	(1,385)	(120)	(381)	-	(1,888)
Operating profit	3,794	2,460	479	38	6,770

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
2Q2021					
Revenues	9,891	20,108	2,846	170	33,015
Operating profit before depreciation	6,330	9,572	1,914	39	17,855
Depreciation	(522)	(58)	(259)	-	(839)
Operating profit	5,808	9,514	1,655	39	17,016
2Q2020					
Revenues	10,115	10,428	1,644	187	22,374
Operating profit before depreciation	7,026	3,906	1,011	40	11,983
Depreciation	(329)	(46)	(239)	-	(614)
Operating profit	6,697	3,860	772	40	11,369

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
2Q2021					
Revenues	4,806	10,602	1,493	87	16,988
Operating profit before depreciation	2,916	4,145	933	14	8,008
Depreciation	(274)	(29)	(133)	-	(436)
Operating profit	2,642	4,116	800	14	7,572
2Q2020					
Revenues	4,875	4,708	904	73	10,560
Operating profit before depreciation	3,473	1,728	567	15	5,783
Depreciation	(173)	(24)	(122)	-	(319)
Operating profit	3,300	1,704	445	15	5,464

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 2Q2021 and 2Q2020

(In millions of Argentine pesos)

	2Q2021	2Q2020
Cash flows provided by operating activities		
Total comprehensive income for the period	7,725	8,015
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	3,931	3,726
Derivate financial instruments results	-	(394)
Disposal of property, plant and equipment	31	6
Increase in allowances and provisions	178	180
Share of loss from associates	(1)	(20)
Interest expense accrual	1,901	2,012
Interest income on other financial assets other than cash and cash equivalents	941	(67)
Income tax	6,792	3,329
Doubtful accounts	(55)	288
Foreign exchange loss	4,173	7,194
Acquisition of Notes	128	(500)
Gain on monetary position	(4,892)	(3,839)
Changes in assets and liabilities:		
Trade receivables	(2,048)	993
Other receivables	(1,879)	(956)
Inventories	(161)	(395)
Trade payables	755	(927)
Payroll and social security taxes payable	(218)	(109)
Taxes payable	313	(74)
Contract assets	50	156
Other payables	9	42
Provisions	(1)	(1)
Income tax paid	(2,319)	(672)
Contract liabilities	(190)	381
Derivative financial instruments collections	-	829
Cash flows provided by operating activities	**13,511**	**17,476**
Cash flows used in investing activities		
Additions to property, plant and equipment	(3,188)	(6,163)
Financial assets not considered cash equivalents	(12,805)	(4,834)
Cash flows used in investing activities	**(15,993)**	**(10,997)**
Cash flows used in financing activities		
Payment of loans	-	(1,696)
Cost of adquisition of treasury shares	-	(2,637)
Cost of adquisition of notes	(324)	(1,252)
Cash flows used in financing activities	**(324)**	**(5,585)**
Net variation in cash and cash equivalents	**(2,805)**	**894**
Cash and cash equivalents at the beginning of the year	5,828	16,649
Foreign exchange gain on cash and cash equivalents	277	165
Monetary result effect on cash and cash equivalents	(1,114)	(1,126)
Cash and cash equivalents at the end of the period	**2,186**	**16,582**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: August 4, 2021